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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **April 2007**

Commission File Number: **0-30150**



(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

   1   News Release dated April 26, 2007
   2   Material Change Report dated April 26, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

Date: April 26, 2007

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K

BUFFALO GOLD TERMINATES LOI TO ACQUIRE DYNASTY GOLD CORP.

Vancouver, B.C., April 26, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) announces that it has terminated a Letter of Intent to enter into a friendly merger with Dynasty Gold Corp (TSX-V: DYG; FWB: D5G). *(See Buffalo Gold News Release, March 13, 2007.)*

Under the agreement, Buffalo would have acquired all of the outstanding securities of Dynasty in exchange for common shares and common share purchase warrants and options of Buffalo (the “Transaction”). Dynasty is a Vancouver-based publicly traded gold exploration company with three highly prospective projects in Northwest China.

Upon completion of the initial due diligence, Buffalo’s Board of Directors has determined that the acquisition of Dynasty does not fulfil the Company’s objective of becoming a near term gold producer.

Damien Reynolds, Chairman of Buffalo commented, *“ Dynasty has great exploration projects and land positions in very prospective mineral belts in China, however in our opinion delineating reserves and bringing the projects to production requires a bigger time commitment than fits our current strategy. These projects are better suited to the large partners Dynasty already has in Anglo Gold Ashanti and Avocet Mining. Buffalo’s strategy remains to be aggressive on the acquisition front but to focus on more advanced projects.”*

Completion of the Transaction was subject to satisfaction of a number of conditions, including, but not limited to, completion of due diligence and the receipt of all required approvals, including approval of the Toronto Stock Exchange, the TSX Venture Exchange, and of the shareholders of Dynasty.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

“*Damien Reynolds*”

Damien Reynolds,
Chair of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company’s Form 20-F Registration Statement, File No. 000- 30150. The Company’s filings are available on the SEC’s website at http://www.sec.gov/edgar.shtml.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2   Date of Material Change

April 26, 2007

Item 3   News Release

A press release was issued on April 26, 2007, at Vancouver, B.C.

Item 4   Summary of Material Change

Buffalo has terminated a Letter of Intent to enter into a friendly merger with Dynasty Gold Corp.

Item 5   Full Description of Material Change

Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) announces that it has terminated a Letter of Intent to enter into a friendly merger with Dynasty Gold Corp (TSX-V: DYG; FWB: D5G). *(See Buffalo Gold News Release, March 13, 2007.)*

Under the agreement, Buffalo would have acquired all of the outstanding securities of Dynasty in exchange for common shares and common share purchase warrants and options of Buffalo (the "Transaction"). Dynasty is a Vancouver-based publicly traded gold exploration company with three highly prospective projects in Northwest China*.*

Upon completion of the initial due diligence, Buffalo's Board of Directors has determined that the acquisition of Dynasty does not fulfil the Company's objective of becoming a near term gold producer.

Damien Reynolds, Chairman of Buffalo commented, *" Dynasty has great exploration projects and land positions in very prospective mineral belts in China, however in our opinion delineating reserves and bringing the projects to production requires a bigger time commitment than fits our current strategy. These projects are better suited to the large partners Dynasty already has in Anglo Gold Ashanti and Avocet Mining. Buffalo's strategy remains to be aggressive on the acquisition front but to focus on more advanced projects."*

Completion of the Transaction was subject to satisfaction of a number of conditions, including, but not limited to, completion of due diligence and the receipt of all required approvals, including approval of the Toronto Stock Exchange, the TSX Venture Exchange, and of the shareholders of Dynasty.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9   Date of Report

April 26, 2007

BUFFALO GOLD LTD.

Per: *Damien Reynolds*

_____
**Damien Reynolds,
Chairman of the Board of Directors**